Contact

www.linkedin.com/in/elizabeth-bochner (LinkedIn)

Top Skills

Product Management
Team Leadership
Team Management

Elizabeth Bochner

Co-Founder & Chief Strategy Officer at Convesio
Irvine

Summary

Process focused operations executive with deep experience in developing scalable business processes. Extensive background in websites and hosting with direct expertise in implementing scalable fulfillment and support processes.

Experience

Convesio

3 years 11 months

Co-Founder & Chief Strategy Officer
January 2022 - Present (4 months)
Los Angeles Metropolitan Area

Co-Founder & Chief Operations Officer
June 2018 - December 2021 (3 years 7 months)
Greater Los Angeles Area

Convesio is the first self-healing, autoscaling, platform-as-a-service for creating and managing business critical WordPress websites.

Convesio was founded in 2018 to provide businesses a platform for hosting business critical WordPress websites, leveraging Docker container technology to offer both vertical and horizontal scalability, which is typically achieved via complex and costly VPS designs and implementations. Convesio allows anyone to deploy a highly-scalable WordPress website in minutes via an easy to use dashboard.

Traditional hosting has not evolved to embrace the latest technology, and design agencies struggle to find scalable, high performance hosting. Cloud infrastructure is costly, complex and out of reach for most agencies.

To solve these problems we had to rethink hosting from the ground up, leveraging the latest technology, infrastructure, and development methods. The result is a multi-tiered system architecture that removes all of the single points of failure associated WordPress and scales as needed at each layer of the system.

Deluxe Corporation

2 years 2 months

Director, Product Management Strategy & Operations
November 2017 - June 2018 (8 months)

Associate Director, Websites
March 2017 - November 2017 (9 months)
Greater Los Angeles Area

Product Manager, Custom Websites
May 2016 - February 2017 (10 months)
Greater Los Angeles Area

RealPage, Inc.

5 years 9 months

Project Manager
October 2012 - May 2016 (3 years 8 months)
San Francisco, California, United States

Relationship Manager
September 2010 - October 2012 (2 years 2 months)

Propertyware, a RealPage Company
Office Operations Manager
April 2009 - September 2010 (1 year 6 months)
San Francisco, California, United States

Aflac
Operations Manager
January 2007 - February 2009 (2 years 2 months)
Irvine, California, United States

Irvine Company

2 years

Community Relations Representative
January 2006 - December 2006 (1 year)
Irvine, California, United States

Leasing Agent

January 2005 - December 2005 (1 year)
Irvine, California, United States

Ameriquest Mortgage Company
Senior Underwriter
January 2002 - December 2004 (3 years)
Anaheim, California, United States

Washington Mutual Bank
Sr. Account Representative
June 1999 - November 2001 (2 years 6 months)
Irvine, California, United States

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